NO ACT

PE
12-29-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




11005651

January 25, 2010

Brian J. Smith
Senior Vice President, General Counsel and Secretary
Hospira, Inc.
275 North Field Drive
Dept. NLEG
Lake Forest, IL 60045

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-25-10

Re: Hospira, Inc.
Incoming letter dated December 29, 2010

Dear Mr. Smith:

This is in response to your letter dated December 29, 2010 concerning the shareholder proposal submitted to Hospira by John Chevedden. We also have received letters from the proponent dated January 13, 2011 and January 21, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerelv.

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 25, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hospira, Inc.
Incoming letter dated December 29, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Hospira may exclude the proposal under rule 14a-8(i)(9). You indicate that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Hospira seeking approval of amendments to Hospira's certificate of incorporation. You also represent that the proposal would directly conflict with Hospira's proposal. You indicate that inclusion of both proposals in Hospira's proxy materials would lead to inconsistent and ambiguous results if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Hospira omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Hospira relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 21, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Hospira, Inc. (HSP)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This further responds to the December 29, 2010 request to avoid this routine rule 14a-8 proposal.

The "single, well-defined unifying concept" of the proposal is to seek transition to a simple majority vote standard. Shareholders should have a meaningful opportunity to vote on the "single, well-defined unifying concept" of simple majority vote.

The company did not address the fact that shareholders are limited to one proposal annually and there is no limit to the number of company proposals on a single topic or even multiple topics.

The company did not address the fact that shareholders overwhelmingly submit nonbinding proposals while companies overwhelmingly submit binding proposals.

Alcoa Inc. (January 12, 2011) is an example where a company's arguments regarding Rule 14a-8(a)(3) and Rule 14a-4(b)(1) did not result in avoidance of a rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Deborah K. Koenen <Deborah.Koenen@hospira.com>

January 12, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated December 9, 2010

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We are unable to concur in your view that Alcoa may exclude the proposal under rule 14a-8(i)(3). In this regard, we are unable to concur in your view that rules 14a-4(a)(3) and 14a-4(b)(1) would require the proposal to be "unbundled." Accordingly, we do not believe that the Alcoa may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 13, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Hospira, Inc. (HSP)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds to the December 29, 2010 request to block this rule 14a-8 proposal.

The "single, well-defined unifying concept" of the proposal is to seek transition to a simple majority vote standard. Shareholders should have a meaningful opportunity to vote on the "single, well-defined unifying concept" of simple majority vote.

The company did not address the fact that shareholders are limited to one proposal annually and there is no limit to the number of company proposals on a single topic or even multiple topics.

The company did not address the fact that shareholders overwhelmingly submit nonbinding proposals while companies overwhelmingly submit binding proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Deborah K. Koenen <Deborah.Koenen@hospira.com>

[HSP: Rule 14a-8 Proposal, November 19, 2010]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Very High Concern" in Takeover Defenses with elongated 3-years terms for directors, 67%-vote requirements and a Poison Pill. Plus there was no shareholder right to call a special meeting or to act by written consent. And there was no watchdog independent board chairman.

Our company also had charter and bylaw rules that would make it difficult or impossible for shareholders to enlarge our board or replace directors.

Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent shareholder proposal topics for our next annual meeting.

Ironically our newest director, Heino von Prondzynski, received our highest negative votes – more than 50% higher than other directors. This may warrant further investigation because there is often a honeymoon period for new directors. We need to have only the most qualified new directors join our board.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and performance: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Brian J. Smith
Senior Vice President, General Counsel and Secretary


Hospira

December 29, 2010

VIA E-MAIL

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Hospira, Inc.—Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of Hospira, Inc. ("Hospira" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission (the "SEC") will not recommend enforcement action if, in reliance on Rule 14a-8, we do not include the stockholder resolution (the "Proposal") set forth in the November 19, 2010 letter submitted by John Chevedden (the "Proponent") in the proxy materials for Hospira's 2011 annual stockholders' meeting, which we expect to file in definitive form with the SEC on or about March 25, 2011.

We received a notice on behalf of the Proponent on November 19, 2010, indicating that he would like to present the Proposal at our 2011 annual stockholders' meeting. The Proposal (a copy of which, together with its accompanying supporting statement, is attached as Exhibit A) reads as follows:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws."

Pursuant to Rule 14a-8(j), set forth below is an explanation of the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all written correspondence exchanged with the Proponent in Exhibit B. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2011 proxy materials.

We believe that the Proposal may be properly omitted from Hospira's 2011 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

Hospira, Inc.
275 North Field Drive
Dept. NLEG
Lake Forest, IL 60045
T 224.212.2848
www.hospira.com


Hospira

I. The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a Company proposal to be submitted to stockholders at the 2011 annual meeting

__Overview__

Rule 14a-8(i)(9) provides that a stockholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." In amending Rule 14a-8(i)(9), the SEC clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

The Proposal seeks to create a "majority of the votes cast for or against" standard for all stockholder voting requirements impacting Hospira that currently call for a greater than "simple majority" vote. The Proposal implicates three supermajority voting requirements in Hospira's Certificate of Incorporation (the "Charter"). Hospira's Bylaws (the "Bylaws") do not contain any additional supermajority voting requirements, although two of the Charter supermajority voting provisions are also reflected in the Bylaws.

__Company Proposal__

Hospira's Board of Directors (the "Board") has decided to submit for stockholder approval at Hospira's 2011 annual meeting three amendments to the Charter to replace each of the three supermajority voting requirements in the Charter with a "majority of outstanding shares" standard and the Board will make conforming amendments to the corresponding Bylaw provisions so that if the stockholders approve the Charter amendments, the Charter and Bylaws will contain the same majority of outstanding shares standard for these matters (collectively, the "Company Proposal").

The current supermajority provisions in the Charter and Hospira's proposed amendments to be presented in its 2011 proxy materials are described below. Except for these provisions, Hospira's Charter and Bylaws do not contain any supermajority voting provisions.

Removal of Directors

Article V.A.(3) of the Charter provides:

> "Subject to the rights of the holders of any series of Preferred Stock, no director shall be removed without cause. Subject to any limitations imposed by law, the Board of Directors or any individual director may be removed from office at any time with cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the


Hospira

then-outstanding shares of voting stock of the corporation entitled to vote at an election of directors (the "Voting Stock")."

Hospira intends to include a proposal in its 2011 proxy materials seeking an amendment to Article V.A.(3) of its Charter to reduce the voting requirement of such provision so that at least a majority (rather than 66-2/3%) of the voting power of all the then-outstanding shares of Voting Stock is required for such removal of directors.

Article IV, Section 20 of Hospira's Bylaws also currently requires 66-2/3% of the voting power of all then-outstanding shares to remove directors. The Board intends to amend this Bylaw provision so that if Hospira's stockholders approve the corresponding Charter amendment, the Bylaws will also require at least a majority (rather than 66-2/3%) of the voting power of all the then-outstanding shares to remove directors.

Bylaw Adoption, Amendment and Repeal

Article V.B.(1) of the Charter provides:

> "Subject to paragraph (g) of Section 42 of the Bylaws, the Bylaws may be altered or amended or new Bylaws adopted by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock. The Board of Directors shall also have the power to adopt, amend, or repeal the Bylaws."

Hospira intends to include a proposal in its 2011 proxy materials seeking an amendment to Article V.B.(1) of its Charter to reduce the voting requirement of such provision so that at least a majority (rather than 66-2/3%) of the voting power of all the then-outstanding shares of Voting Stock is required for the adoption, amendment or repeal of the Bylaws.

Article XIII, Section 44 of Hospira's Bylaws also currently requires 66-2/3% of the voting power of all the then-outstanding shares to alter, amend or adopt new Bylaws. (The Board also has the power to adopt, amend or repeal the bylaws.) The Board intends to amend this Bylaw provision so that if Hospira's stockholders approve the corresponding Charter amendment, the Bylaws will also require at least a majority (rather than 66-2/3%) of the voting power of all the then-outstanding shares to alter or amend Bylaws or to adopt new Bylaws.

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045
T 224.212.2000
www.hospira.com



Alteration, Amendment or Repeal of Certain Charter Provisions

Article VII.B of the Charter provides:

> "Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, and VII."

Hospira intends to include a proposal in its 2011 proxy materials seeking an amendment to Article VII.B to reduce the voting requirement of such provision so that at least a majority (rather than 66-2/3%) of the voting power of all the then-outstanding shares of Voting Stock is required for the amendment, alteration or repeal of the above specified provisions of the Charter.

General Voting Standard

Article III, Section 8(a) of Hospira's Bylaws provides:

> "Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the vote cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the corporation."

This voting standard of a majority of votes cast, excluding abstention, contained in Hospira's Bylaws already applies the voting standard requested by the Proponent when there is not a specific requirement of law or Hospira's Charter of Bylaws providing otherwise. Similarly, Article III, Section 8(c) of Hospira's Bylaws provides for election of directors by a majority of votes cast except when there are more nominees than directors to be elected (in which case a plurality standard applies). If Hospira's stockholders approve the Charter amendments that Hospira will be submitting as part of its 2011 proxy materials, the Charter and Bylaws will specify three situations (e.g., removal of directors, Bylaw amendments and certain Charter amendments) in which the applicable voting standard will require a majority of the outstanding shares, as opposed to a majority of the shares cast. In all other situations, the voting requirement for matters submitted to Hospira's stockholders will be a majority of the votes cast, except as otherwise provided by law.

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045
T 224.212.2000
www.hospira.com



Company Discussions with the Proponent

The Company has discussed the Company Proposal with the Proponent by telephone and by e-mail. Copies of the written correspondence are contained in Exhibit B. The Proponent appears to be satisfied with the Company Proposal. He has written "This is to withdraw my 2011 "Adopt Simple Majority Vote" proposal effective shortly after the publication of the 2011 annual meeting proxy and upon my satisfaction that the board has taken all the steps necessary at that point to fully adopt my 2011 proposal." However, because the Proponent has conditioned his withdrawal on publication of Hospira's 2011 proxy materials and his satisfaction that the Board has taken all the steps necessary to adopt his proposal, his withdrawal does not appear to be currently effective. When we pointed this out to him, he did not revise his withdrawal, but responded "This format has been considered a withdrawal by other companies." Since the Proponent's withdrawal does not take effect until after the proxy materials have been finalized, it does not resolve the question of whether his Proposal can be omitted from Hospira's 2011 proxy materials. Therefore, Hospira seeks the concurrence of the Staff that it will not recommend any enforcement action if Hospira excludes the Proponent's Proposal from Hospira's 2011 proxy materials.

Basis for Exclusion

The Company Proposal and the Proponent's Proposal directly conflict because they provide for different voting standards on the same subjects. Specifically, the Proponent's Proposal calls for "a majority of the votes cast for and against the proposal" while the Company Proposal uses a majority of outstanding shares voting standard for the Charter provisions that currently contain a supermajority voting standard. Therefore, for the reasons set forth below, the Proposal is properly excludable under Rule 14a-8(i)(9), and we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from Hospira's 2011 proxy materials.

The Staff has consistently granted no-action relief in reliance on Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), with respect to proposals in which votes on both the stockholder proposal and the company's proposal could lead to an inconsistent, ambiguous or inconclusive result. Moreover, the Staff has recently permitted exclusion of stockholder proposals under circumstances comparable to the present case. For example, in Allergan, Inc. (avail. Feb. 22, 2010) ("Allergan"), the Staff concurred in excluding a "simple majority" proposal that is substantially similar to the Proposal received by Hospira. The stockholder proposal in Allergan requested that the board of directors take the steps necessary so that each stockholder voting requirement in Allergan's charter and bylaws that called for a greater than majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. In response to the stockholder proposal, Allergan expressed its intent to present proposals in its 2010 proxy materials to amend the three supermajority provisions that were contained in its certificate of incorporation at that time. (Its bylaws did not contain any supermajority provisions.) However, unlike the stockholder proposal which sought to amend these provisions to require a majority of votes cast standard, Allergan's proposals sought to amend the same provisions to require a majority of shares



outstanding standard. As a result, if both the stockholder proposal and Allergan's proposals were included in Allergan's proxy statement, the company would not be able to determine the voting standard that its stockholders intended to support. The staff concurred with Allergan's position and permitted exclusion of the stockholder proposal under Rule 14a-8(i)(9) noting Allergan's representation that "submitting all of the proposals to a vote could result in inconsistent, ambiguous, or inconclusive results." See also, *Del Monte Foods Co.* (avail. June 3, 2010); *Caterpillar Inc.* (avail. Mar. 30, 2010); *Dominion Resources Services, Inc.* (avail. Jan. 19, 2010, reconsideration denied, Mar. 29, 2010); *The Walt Disney Company* (avail. Nov. 16, 2009, reconsideration denied Dec. 17, 2009) and *Best Buy Co., Inc.* (avail. Apr. 17, 2009) (in each case, the Staff concurred with the exclusion of a stockholder proposal requesting that the company amend its supermajority provisions to adopt a majority of votes cast standard where the company planned to issue proposals amending the same provisions to adopt a different voting standard.)

The Staff has also permitted exclusion of a shareholder proposal under Rule 14a-8(i)(9) where a stockholder proposal and a company-sponsored proposal presented alternative and conflicting decisions for stockholders in other circumstances, such as in the context of proposals permitting holders of specified percentages of outstanding shares to call a special stockholders meeting. See, e.g., *Bristol-Myers Squibb Company* (avail. *Jan. 28, 2010)*; *Becton, Dickinson and Company* (avail. Nov. 12, 2009); *H.J. Heinz Company* (avail. May 29, 2009); *EMC Corporation* (avail. Feb. 24, 2009); *International Paper Company* (avail. Mar. 17, 2009); and *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (in each case, the Staff concurred with the exclusion of stockholder proposals requesting that the holders of a specified percentage of outstanding shares (such as 10%) be permitted to call special stockholder meetings where the company represented that it would seek stockholder approval of a charter or bylaw amendment allowing special stockholder meetings to be called by holders of a *higher* percentage of the company's outstanding shares than that requested by the stockholder proposal.)

Similar to the circumstances that existed for Allergan when it received its stockholder proposal, Hospira's Charter currently includes three supermajority vote provisions. Hospira received a stockholder proposal requesting that Hospira's Board take the steps necessary so that each stockholder voting requirement that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal. As was the case in the Allergan situation, Hospira's Board has approved inclusion in Hospira's 2011 proxy materials of amendments to the three supermajority vote provisions currently contained in Hospira's Charter which would change such approval requirements to a majority of shares outstanding standard. As discussed above, Hospira's Board will amend Hospira's Bylaws to provide corresponding voting standards if the Charter amendments are approved by Hospira's shareholders.

The Proposal would directly conflict with the Company Proposal because the two proposals seek different voting standards for the same three provisions in the Charter, with the Proposal calling for a voting standard based on the number of votes cast for and against and the Company Proposal providing a voting standard based on the number of shares outstanding. As a result, in the event of an affirmative vote on


Hospira

both the Proposal and the Company Proposal, the Company would be unable to determine the voting standard that its shareholders intended to support.

In addition, under the Charter provisions currently in effect, the Company Proposal requires approval by 66-2/3% of the outstanding shares, while approval of the Proposal requires a majority of the votes cast (although the underlying action being requested itself requires approval by 66-2/3%of the outstanding shares.) If the Proposal were to receive a majority of votes cast and the Company Proposal were to fail to receive the requisite supermajority vote, it would not be clear what steps the Company should take because the Proposal seeks Charter amendments which cannot be implemented without a 66-2/3% shareholder vote.

Consistent with Allergen and the other precedent cited above, Hospira believes that the inclusion of the Proposal calling for a majority of votes cast standard and the Company's Proposal calling for a majority of shares outstanding standard would present alternative and conflicting decisions for Hospira's stockholders and would create the potential for inconsistent, ambiguous, or inconclusive results. Because the Company's Proposal directly conflicts with the Proposal, the Proposal is properly excludable under Rule 14a-8(i)(9).

II. The Proposal can also be excluded under Rule 14a-8(i)(3) because it violates the Rules 14a-4(a)(3) and 14a-4(b)(1) of the SEC's proxy rules

Under Rule 14a-8(i)(3), a company may exclude a stockholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules or regulations. For the reasons described below, the Proposal may be properly excluded under Rule 14a-8(i)(3) because it is contrary to Rules 14a-4(a)(3) and 14a-4(b)(1) of the SEC's proxy rules.

Rule 14a-4(a)(3) requires that the form of proxy:

> "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. . . ."

Rule 14a-4(b)(1) requires that the form of proxy provide means by which the stockholders are:

> "afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon."

In adopting amendments to Rule 14a-4 in 1992, the SEC explained that the "amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote," and to prohibit "electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." Exchange Act Release No. 31326 (October 16, 1992).


Hospira

The Division of Corporation Finance's September 2004 Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (the "2004 Telephone Interpretations") provides clarification of the "unbundling" issue. The 2004 Telephone Interpretations suggest that certain revisions to a company's charter "need to be set out as separate proposals" under Rule 14a-4(a)(3). The 2004 Telephone Interpretations specifically identify "limitations on the removal of directors" and "supermajority voting provisions" as examples of the types of provisions that should be unbundled.

Hospira will present the proposed amendments to the supermajority provisions of its Charter as three separate proposals so that its stockholders can vote on each matter independently. Hospira's unbundling is in contrast to the Proposal, which requires stockholders to make one vote to change the voting standards for all three distinct substantive matters. Hospira believes that the Proposal violates Rules 14a4(a)(3) and 14a-4(b)(1) because it does not separate each matter to be voted on, and therefore, contrary to the SEC's intentions, does not afford stockholders the opportunity to communicate their views on each separate matter.

The Proposal requests that the Board take the steps necessary so that each stockholder voting requirement impacting Hospira that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal. However, the Proposal does not differentiate among the various provisions that currently require a greater than simple majority vote. For example, a stockholder may wish to amend the supermajority voting standard for the removal of directors, but may not wish to amend the supermajority voting standard for Charter or Bylaw amendments. Under the Proposal, the stockholders would not have the opportunity to vote differently with respect to each of these separate matters. The stockholder must either (i) support the Proposal urging amendments to the Charter requiring all supermajority vote provisions to be changed to a majority of votes cast standard or (ii) vote against the proposal and retain all three supermajority vote Charter provisions. Bundled as it is, the Proposal does not permit a meaningful stockholder vote.

Although the concept of amending the supermajority vote provisions to a majority of votes cast standard superficially links the various provisions of Hospira's Charter that would be affected by the Proposal if adopted, those provisions relate to distinct substantive matters. While the Proposal on its surface may appear to address a single topic under the catch-all of a "simple majority" voting standard, in reality it addresses various Charter provisions that specify voting rules in the context of distinct corporate actions.

In sum, the Proposal fails to separate each of the provisions that would be impacted by amending the Charter to require a majority of votes cast standard for all stockholder voting requirements and does not give stockholders the opportunity to choose between approval, disapproval or abstention with respect to each separate matter. On the contrary, the Proposal limits stockholders voting choices by requiring stockholders to cast one vote to amend the voting requirements for all supermajority vote provisions, despite the differing substantive issues addressed in each Charter provision. Consequently, the Proposal is contrary to Staff guidance and violates Rules 14a-4(a)(3) and 14a-4(b)(1).

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045
T 224.212.2000
www.hospira.com



For the abovementioned reasons, Hospira believes that it may properly exclude the Proposal under Rule 14a-8(i)(3).

III. Conclusion

Based on the foregoing, the Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal in its entirety from its 2011 proxy materials.

Pursuant to Rule 14a-8(j), we have submitted this letter to the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2011 proxy materials with the SEC. Accordingly, the Staff's prompt review of this request would be greatly appreciated.

Because this request is being submitted electronically, we are not enclosing the additional six copies ordinarily required by Rule 14a-8. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2011 proxy materials in its entirety. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2011 proxy materials, please contact me at 224-212-2851 or Deborah K. Koenen at (224) 212-2199 or by email at deborah.koenen@hospira.com. We may also be reached by facsimile at 224-212-2088 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent, John Chevedden, may be reached by telephone at ***FISMA & OMB Memorandum M-07-16*** or by email at ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Brian J. Smith
Senior Vice President, General Counsel and Secretary

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045
T 224.212.2000
www.hospira.com

EXHIBIT A

Proposal

JOHN CHEVEDDEN
FISMA & OMB Memorandum M-07-16

Mr. Christopher B. Begley
Chairman of the Board
Hospira, Inc. (HSP)
275 N Field Dr
Lake Forest IL 60045
Phone: 224 212-2000

Dear Mr. Begley,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

November 19, 2010
Date

cc: Brian J. Smith
Corporate Secretary
Fax: 224-212-3350
FX: 224.212.3437

[HSP: Rule 14a-8 Proposal, November 19, 2010]
3*.– Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Very High Concern" in Takeover Defenses with elongated 3-years terms for directors, 67%-vote requirements and a Poison Pill. Plus there was no shareholder right to call a special meeting or to act by written consent. And there was no watchdog independent board chairman.

Our company also had charter and bylaw rules that would make it difficult or impossible for shareholders to enlarge our board or replace directors.

Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent shareholder proposal topics for our next annual meeting.

Ironically our newest director, Heino von Prondzynski, received our highest negative votes – more than 50% higher than other directors. This may warrant further investigation because there is often a honeymoon period for new directors. We need to have only the most qualified new directors join our board.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and performance: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

November 19, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 80 shares of Hospira, Inc. (HSP) common stock, CUSIP #441060100, since at least November 16, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

EXHIBIT B

Additional Correspondence with Proponent

Koenen, Deborah K.

From: Koenen, Deborah K.
Sent: Wednesday, December 22, 2010 12:54 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (HSP)

Mr. Chevedden –

In response to your e-mail below, we do not consider it a withdrawal since you have made any withdrawal contingent on our publication of the 2011 proxy statement and your review and approval of such proxy statement. Please let me know if you have any additional questions.

Thank you,
Deborah

Deborah K. Koenen
Senior Counsel
Hospira, Inc.
275 N. Field Dr.
Dept. NLEG, Bldg. H-1/4S
Lake Forest, IL 60045-2579
phone: (224) 212-2199
fax: (224) 212-2088
deborah.koenen@hospira.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 21, 2010 1:34 PM
To: Koenen, Deborah K.
Subject: Rule 14a-8 Proposal (HSP)

Dear Ms. Koenen, This format has been considered a withdrawal by other companies.
Sincerely,
John Chevedden

Koenen, Deborah K.

From: ***FISMA & OMB Memorandum M-07-16***

Sent: Tuesday, December 21, 2010 1:34 PM

To: Koenen, Deborah K.

Subject: Rule 14a-8 Proposal (HSP)

Dear Ms. Koenen, This format has been considered a withdrawal by other companies.
Sincerely,
John Chevedden

Koenen, Deborah K.

From: Koenen, Deborah K.
Sent: Tuesday, December 21, 2010 1:06 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (HSP)

Mr. Chevedden –

Thank you for your response. Since you will not commit to withdrawing your shareholder proposal prior to the publication of the 2011 proxy statement, we plan on submitting a no-action request to the SEC seeking the Staff's concurrence that we may exclude your proposal.

Thank you,
Deborah

Deborah K. Koenen
Senior Counsel
Hospira, Inc.
275 N. Field Dr.
Dept. NLEG, Bldg. H-1/4S
Lake Forest, IL 60045-2579
phone: (224) 212-2199
fax: (224) 212-2088
deborah.koenen@hospira.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, December 19, 2010 10:56 AM
To: Koenen, Deborah K.
Subject: Rule 14a-8 Proposal (HSP)

Dear Ms. Koenen, This is to withdraw my 2011 "Adopt Simple Majority Vote" proposal effective shortly after the publication of the 2011annual meeting proxy and upon my satisfaction that the board has taken all the steps necessary at that point to fully adopt my 2011 proposal.
Sincerely,
John Chevedden

Koenen, Deborah K.

From: ***FISMA & OMB Memorandum M-07-16***

Sent: Sunday, December 19, 2010 10:56 AM

To: Koenen, Deborah K.

Subject: Rule 14a-8 Proposal (HSP)

Dear Ms. Koenen, This is to withdraw my 2011 "Adopt Simple Majority Vote" proposal effective shortly after the publication of the 2011annual meeting proxy and upon my satisfaction that the board has taken all the steps necessary at that point to fully adopt my 2011 proposal.
Sincerely,
John Chevedden

Koenen, Deborah K.

From: Koenen, Deborah K.
Sent: Friday, December 17, 2010 1:57 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Potential Rule 14a-8 Proposal Adoption-Withdrawal Agreement (HSP)

Per your request, it is based on the plan of the full board.

Please let me know if you have any additional questions.

Thank you,
Deborah

Deborah K. Koenen
Senior Counsel
Hospira, Inc.
275 N. Field Dr.
Dept. NLEG, Bldg. H-1/4S
Lake Forest, IL 60045-2579
phone: (224) 212-2199
fax: (224) 212-2088
deborah.koenen@hospira.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 17, 2010 12:06 PM
To: Koenen, Deborah K.
Subject: Potential Rule 14a-8 Proposal Adoption-Withdrawal Agreement (HSP)

Dear Ms. Koenen,
In regard to the Board of Directors plan to include a simple majority vote management proposal, is this based on the plan of the full board, a board committee and/or an individual director.
Sincerely,
John Chevedden

Koenen, Deborah K.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 17, 2010 12:06 PM
To: Koenen, Deborah K.
Subject: Potential Rule 14a-8 Proposal Adoption-Withdrawal Agreement (HSP)

Dear Ms. Koenen,
In regard to the Board of Directors plan to include a simple majority vote management proposal, is this based on the plan of the full board, a board committee and/or an individual director.
Sincerely,
John Chevedden

Koenen, Deborah K.

From: Koenen, Deborah K.
Sent: Thursday, December 16, 2010 3:28 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Potential Rule 14a-8 Proposal Adoption-Withdrawal Agreement (HSP)

Mr. Chevedden –

If you send us a letter or e-mail withdrawing your proposal from Hospira's 2011 proxy statement, then we have no objection to you disclosing such commitment to the media. In that regard, please send us a withdrawal with language similar to the following: I hereby withdraw my proposal regarding the simple majority vote from consideration at Hospira's 2011 annual meeting and from inclusion in Hospira's proxy materials for such meeting.

We would appreciate having an opportunity to review your disclosure to the media prior to you releasing it to the media.

Thank you,
Deborah

Deborah K. Koenen
Senior Counsel
Hospira, Inc.
275 N. Field Dr.
Dept. NLEG, Bldg. H-1/4S
Lake Forest, IL 60045-2579
phone: (224) 212-2199
fax: (224) 212-2088
deborah.koenen@hospira.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 15, 2010 9:47 AM
To: Koenen, Deborah K.
Subject: Potential Rule 14a-8 Proposal Adoption-Withdrawal Agreement (HSP)

Dear Ms. Koenen, If we reach an adoption-withdrawal agreement is it okay for me to disclose it to media within a few days.
Sincerely,
John Chevedden

Koenen, Deborah K.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 15, 2010 9:47 AM
To: Koenen, Deborah K.
Subject: Potential Rule 14a-8 Proposal Adoption-Withdrawal Agreement (HSP)

Dear Ms. Koenen, If we reach an adoption-withdrawal agreement is it okay for me to disclose it to media within a few days.
Sincerely,
John Chevedden

Koenen, Deborah K.

From: Koenen, Deborah K.
Sent: Tuesday, December 14, 2010 9:55 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: King, Karen M. (Investor Relations); Venning, Ruth E
Subject: Hospira Shareholder Proposal

Following up on our phone conversation, our Board of Directors plans to include a management proposal in Hospira's 2011 proxy statement to amend Hospira's certificate of incorporation so that the charter provisions that currently require a vote of two-thirds of the outstanding shares are modified to instead require a vote of a majority of the outstanding shares. With this management proposal in our proxy statement, we request that you withdraw the proposal entitled "Adopt Simple Majority Vote" that you sent to Hospira on November 19, 2010. Please advise us by December 16, 2010 whether you agree to so withdraw your shareholder proposal.

Thank you,
Deborah

Deborah K. Koenen
Senior Counsel
Hospira, Inc.
275 N. Field Dr.
Dept. NLEG, Bldg. H-1/4S
Lake Forest, IL 60045-2579
phone: (224) 212-2199
fax: (224) 212-2088
deborah.koenen@hospira.com

Koenen, Deborah K.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 02, 2010 6:24 PM
To: Koenen, Deborah K.
Subject: Shareholder Proposal (HSP)

Importance: Low

Dear Ms. Koenen, Thank you for the acknowledgement.
Sincerely,
John Chevedden

Koenen, Deborah K.

From: Koenen, Deborah K.
Sent: Thursday, December 02, 2010 6:02 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Smith, Brian
Subject: Shareholder Proposal

Attachments: 20101202171700877.pdf



20101202171700877.pdf (91 KB)

Attached is a letter that acknowledges receipt of your shareholder proposal.

Please confirm that I have the appropriate email address.

Thanks,

Deborah K. Koenen
Senior Counsel
Hospira, Inc.
275 N. Field Dr.
Dept. NLEG, Bldg. H-1/4S
Lake Forest, IL 60045-2579
phone: (224) 212-2199
fax: (224) 212-2088
deborah.koenen@hospira.com


Hospira

December 2, 2010

Via e-mail
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing this letter to acknowledge receipt of your shareholder proposal.

Our 2011 annual shareholders' meeting will be held on Tuesday, May 10 at the Park Hyatt, 24 & M Streets, NW in Washington, DC at 9:00 a.m. local time.

Very truly yours,

Deborah K. Koenen
Senior Counsel
Securities